Via Facsimile and U.S. Mail
Mail Stop 6010


July 22, 2005


Mr. William B. Yarmuth
Chairman, President and CEO
Almost Family, Inc.
9510 Ormsby Station Road, Suite 300
 Louisville, KY 40223

      Re:	Almost Family, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
	            Filed March 31, 2005
		File No.  1-09848

Dear Mr. Yarmuth:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Managements Discussion and Analysis of Financial Condition and Results of Operations
Overview
1. With regards to your VN segment revenues, you indicate that VN Medicare revenues are generated on a per episode basis rather than a fee per visit or day of care. Please provide us in disclosure-type format how you recognize revenue on a per episode basis in order to evaluate your accounting and disclosure in your financial statements.

Critical Accounting Policies
Receivable and Revenue Recognition:
2. Please provide us the following disclosures in disclosure-type format to help us evaluate the adequacy of your disclosure:

a. State if your billing system generates contractual adjustments based on fee schedules for the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
b. Your policy for collecting co-payments.
c. For each period presented, quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004 this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003and the amount of the new estimate or settlement amount that was recorded during
2004
d. Quantify the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
e. In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare,
Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, clarify how this affects your ability to estimate your allowance for bad debts.
f. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, clarify us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Allowance for Doubtful Accounts:
3. Please provide us, in disclosure-type format, the steps you take in collecting accounts receivable, your policy with respect to determining when a receivable is recorded as a bad debt , and when a write off is recorded including the threshold (amount and age) for account balance write-offs.

Financial Statements
Note 6. Income Taxes
4. Please provide us a detailed analysis of the basis for the one-time reduction in the estimated tax liabilities of $854,000.

Note 9. Commitments and Contingencies

Legal Proceedings
5. Please tell us why you believe a ruling in favor for the plaintiff in the Franklin litigation case would not require an accrual under SFAS 5.
6. We note that you have a receivable from a broker that is in Chapter 7 bankruptcy proceedings. Please tell us why you have not written off the entire accounts receivable balance.

*    *    *    *

      Please provide us the supplemental information requested within
10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your response to our comments. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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William Yarmuth
Almost Family Inc.
July 22, 2005
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